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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Umile                             Michael                   D.
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   (Last)                            (First)              (Middle)

                               210 Oregon Lane
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                                    (Street)

Boca Raton                      Florida                  33487
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

                                    6/25/99
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                                  ###-##-####
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4.   Issuer Name and Ticker or Trading Symbol

                        Equity Growth Systems, inc. ETSY
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)
                                              Director and Officer of Subsidiary

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

                                 Not applicable
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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Common Stock                            1,105,325                     D
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/98)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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Contingent               1999      1999           Common                   500,000             (1)            I
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Deferred shares          2000      2000           Common                   800,000             (1)            I
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of common stock          2001      2001           Common                   800,000             (1)            I
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                         2002      2002           Common                   800,000             (1)            I
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                         2003      2003           Common                   800,000             (1)            I
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                         2004      2004           Common                   800,000             (1)            I
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(1)  Provisions of reorganization agreement dated June 25, 1999. authorizes contingent deferred shares of common stock to be issued
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     to myself and Mr. Bruce Gleason if certain net pretax profits are received. I will be entitled to approxiamately 49% of shares
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     indicated above.
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Explanation of Responses:




/s/ Michael D. Umile /s/                                    7-12-99
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.